CHINA LIBERAL EDUCATION HOLDINGS LIMITED

China Liberal Education Holdings Limited

Huateng Century Park Headquarters,

Building A, Level 2

Beijing, PRC

+86-10-6597-8118

June 18, 2019

Via Edgar

Ms. Celeste M. Murphy

Legal Branch Chief

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	China Liberal Education Holdings Limited

Draft Registration Statement on Form F-1

Submitted May 6, 2019

CIK No. 0001775085

Dear Ms. Murphy:

This letter is in response to the letter dated May 31, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to China Liberal Education Holdings Limited (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 1”) is being submitted confidentially to accompany this letter.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Revise to highlight that your Sino-foreign Jointly Managed Academic Programs constitute your core business and that the vast majority of your revenues from that line of business derives from your two major partners, FMP and Minjiang University. Also describe in plain English the nature of your Technological Consulting Services for Smart Campus Solutions business.

In response to the Staff’s comment, we revised our disclosure on pages 1 and 67 of Draft Amendment No. 1 to highlight that our Sino-foreign Jointly Managed Academic Programs constitute our core business. We have also revised, our disclosure on pages 1 and 67 of Draft Amendment No. 1 to emphasize that the vast majority of our revenues from our Sino-foreign Jointly Managed Academic Programs is derived from our two major partners, FMP and Minjiang University.

Additionally, in response to the Staff’s comment, we revised our disclosure on pages 1, 67 and 74 of Draft Amendment No.1 to clarify the nature of our Technological Consulting Services for Smart Campus Solutions business.

Our History and Corporate Structure, page 2

2. Revise the chart showing your corporate structure to reflect the anticipated post-offering ownership structure of the Company, including the respective ownership percentages of the controlling entities and the minority shareholders.

In response to the Staff’s comment, we revised the corporate structure chart on pages 2 and 76 of Draft Amendment No. 1. The revised chart will reflect the anticipated post-offering ownership structure of the Company, including the respective ownership percentages of the controlling entities and the minority shareholders based on the proposed maximum number of Ordinary Shares. As of the date of this letter, such number has not yet been determined and we have therefore left the post-offering ownership percentages of the controlling entities and the minority shareholders blank.

Risk Factors

Risks Related to Our Business, page 8

3. We note your disclosure on page 41 discussing the Ministry of Education’s termination of certain Sino-foreign cooperative education programs. Revise to specifically discuss the risks associated with any further action by the Ministry of Education. Highlight that such action has recently negatively impacted your student enrollment.

In response to the Staff’s comments, we revised the disclosure on page 42 of Draft Amendment No. 1 to further discuss the Ministry of Education’s termination of certain Sino-foreign cooperative education programs. We also revised our disclosure on page 8 of Draft Amendment No. 1 to include a risk factor (1) specifically discussing the risks associated with any further action by the Ministry of Education, and (2) highlighting the recent negative impact on student enrollment resulting from the Ministry of Education’s actions.

Risks Related to Our Corporate Structure, page 21

4. We note that upon completion of this offering, the beneficial owners will hold a sufficient percentage of outstanding shares such that they will have the power to act as a group in approving any action requiring a shareholder vote. Provide risk factor disclosure highlighting this significant influence and disclose that the beneficial owners may have interests that differ from other shareholders. Disclose that as such, the Company could be prevented from entering into transactions that could be beneficial to the Company and minority shareholders.

In response to the Staff’s comments, we revised the disclosure on page 21 of Draft Amendment No. 1 to include a new risk factor highlighting the significant influence of our beneficial owners and that they may have interests that differ from other shareholders.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 24

5. You disclose a series of regulatory restrictions and limitations with respect to providing funding to your PRC subsidiary through loans or capital contributions. For example, we note your disclosure that your PRC subsidiary may not procure loans which exceed the difference between its total investment amount and registered capital. Given these various regulatory restrictions, quantify here and where applicable in the prospectus the extent to which you may make loans to your PRC subsidiaries based upon the applicable PRC restrictions).

In response to the Staff’s comments, we revised the disclosure on pages 24, 33 and 86 of Draft Amendment No. 1.

Use of Proceeds, page 33

6. In light of the statutory limits and required regulatory approvals with respect to your ability to make loans and capital contributions to your PRC subsidiary, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiary following this offering. Discuss any specific regulatory approvals you expect to seek and/or receive in connection with allocating the net proceeds of this offering.

In response to the Staff’s comments, we revised the disclosure on page 33 of Draft Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors that Affect Our Results of Operations, page 38

7. Please tell us whether management uses any key performance indicators, including non-financial performance indicators to manage the business. In this respect, we note your reliance on growing the number of students enrolled in your programs. To the extent management uses key performance indicators that would be material to investors, please include these disclosures in the prospectus.

In response to the Staff’s comments, we have added additional disclosure under the “Key Financial Performance Indicators,” “Cost of Revenues,” and “Operative Expenses” sections on pages 39 and 40 of Draft Amendment No. 1.

Results of Operations, page 40

8. We note that you have ceased or will cease to provide services in connection with two of your existing Sino-foreign Jointly Managed Academic Programs due to student difficulties adapting to certain standards of an English teaching environment. You disclose elsewhere that you assessed that these two programs were not profitable. With a view toward providing investors with a material understanding of how you assess the financial performance and viability of your programs and offerings, please describe in greater detail the factors, financial or otherwise, that led to your decision to discontinue these programs.

In response to the Staff’s comments, we expanded our disclosure on page 43 of Draft Amendment No. 1 to provide a more detailed explanation of our reasons to discontinue those two Sino-foreign Jointly Managed Academic Programs.

Regulations, page 81

9. Revise this section to state specifically how the regulations discussed apply to the Company, and the extent to which you are in compliance with each regulation. For example, please discuss with more specificity the impact that the newly adopted (March 2019) Foreign Investment Law is likely to have on the Company and its operations. Likewise, please discuss with greater specificity the likely impact to the Company of The Law for Promoting Private Education and The Implementation Rules for the Law for Promoting Private Education.

In response to the Staff’s comments, we revised the disclosure on pages 82 to 85 of Draft Amendment No. 1.

Provisions on Foreign Investment, page 83

10. We note your disclosure indicating that education consulting services is an industry for which foreign investment is permitted, as it does not appear on the Negative List. Discuss whether any of your four planned business lines might fall within or be interpreted as falling within an industry category that is on the Negative List. Any related risks should also be discussed elsewhere in your registration statement.

In response to the Staff’s comments, we revised the disclosure on page 84 of Draft Amendment No. 1.

Financial Statements, page F-1

11. Please provide condensed financial statements of the registrant, pursuant to 5-04 of Regulation S-X, or advise us. The financial statements should provide the information required by 12-04 of Regulation S-X.

In response to the Staff’s comments, we has added Footnote 16 to disclose the condensed financial information of the parent company on pages F-24 to F-27 of Draft Amendment No. 1.

Note 2 - Summary of Significant Accounting Policies

General, page F-8

12. We note significant revenue recognized for smart campus technological consulting services. Please disclose your accounting policy for software development, if material.

In response to the Staff’s comments, we have added the accounting policy for “Costs on data management application system customization” under “Footnote 2- Summary of Significant Accounting Policies” on page F-12 of Draft Amendment No. 1.

Revenue Recognition, page F-11

13. We note that student tuition and fees are first collected by Chinese host universities/colleges from enrolled students at the beginning of each academic school year, and then remitted to the Company. Please disclose any material rights the host universities have to withhold or retain tuition and fees collected initially from the students. Disclose your rights and obligations should the host university not be satisfied with your services. Please also disclose any general refund policies, if material.

In response to the Staff’s comments, we have revised revenue recognition policy for “Sino-foreign Jointly Managed Academic Programs” under “Footnote 2- Summary of Significant Accounting Policies” on page F-11 of Draft Amendment No. 1.

Note 12 - Shareholders’ Equity, page F-22

14. We note your disclosure regarding the statutory reserve and the first Risk Factor on page 24. Please expand your disclosure to fully comply with 4-08(e)(3) of Regulation S-X with respect to your PRC based subsidiaries.

In response to the Staff’s comments, we have revised Footnote 12- Shareholders’ Equity, and expanded the disclosure of the statutory reserve and restricted net assets on page F-22 of Draft Amendment No. 1.

General

15. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

The Company respectfully advises the Staff that neither it nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering of the Company’s securities. The Company undertakes to provide to the Staff copies of any such written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

16. We note references to third-party market data within your prospectus, including, for example, references to a Frost & Sullivan report at page 55 and elsewhere. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

The information and statistics regarding business and economic trends we cite in Draft Amendment No.1 are all from an industry report dated April 2019 entitled “The PRC Sino-Foreign Joint Programs, Study Aboard Consulting and Training Services, Smart Campus Solutions and School-Enterprise Cooperation Services Industry Independent Market Research” (the “Frost & Sullivan Report”) prepared by Frost & Sullivan (Beijing) Inc., Shanghai Branch Co. (“Frost & Sullivan”) for us in connection with the offering. The Frost & Sullivan Report sources information and statistics from: (i) publicly available materials published by government agencies and third parties, such as the National Bureau of Statistics of PRC and the Ministry of Education of PRC; and (ii) proprietary data collected and prepared by Frost & Sullivan based on expert interviews and primary market research conducted by Frost & Sullivan.

In response to the Staff’s comments, the Company encloses as Annex A to this letter the relevant portions of the Frost & Sullivan Report supporting the corresponding statements in the Draft Amendment No. 1.

In responding to the Staff’s comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Jianxin Zhang
Name:	Jianxin Zhang
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

Annex A

Item	Statement in Draft Amendment No.1	Page Number in Draft Amendment No.1	Page Number in Frost & Sullivan Report
A	According to the International Monetary Fund, from 2014 to 2018, nominal GDP per capita in the PRC rose from USD7,701.7 in 2014 to USD9,608.4 in 2018, representing a CAGR of approximately 5.7%. The growth in nominal GDP per capita has largely stimulated the development of the overseas education market in the PRC from 2014 to 2018.	Page 56	Page 6

B	According to the National Bureau of Statistic of the PRC, the per capita disposable income of urban residents in the PRC increased from USD 4,305.1 in 2014 to US$5,858.4 in 2018, representing a CAGR of 8%. In line with the trend of nominal GDP, the disposable income of urban residents in the PRC increased from 2013-2018, as there was a rise in overall household spending capabilities due the blooming economy.	Page 56	Page 7

C	According to the Ministry of Education of the PRC, the total number of students in secondary education institutions was relatively stable at a CAGR of approximately 0.1%, from 85.5 million students in 2014 to 85.8 million students in 2018. Benefiting from the rapid growth of the PRC economy and the increasing demand for higher education, the total number of students in higher education institutions increased from 35.6 million students in 2014 to 38.3 million students in 2018, representing a CAGR of approximately 1.9% during the period.	Page 57	Page 8

D	The growing economy has contributed to the emergence of middle-class families in the PRC and their increasing desire to send their children abroad for higher education and international experiences. According to the National Bureau of Statistics of China, from 2014 to 2018, the total number of students from the PRC studying abroad rose from 459.8 thousand to 631.0 thousand, at a CAGR of approximately 8.2% during the period.	Page 57	Page 9

E	With the process of globalization, the rapid growth of the global economy and stable development of the labor market, business, economy and engineering have remained top areas of study for PRC students. According to the Frost & Sullivan Report, in 2018, engineering, business and economics programs were the most popular courses of study for PRC students studying abroad, accounting for 23.7%, 16.4% and 15.1% of the entire overseas Chinese students respectively. At the same time, 7.8%, 6.9%, and 6.3% of Chinese students studying abroad chose science, language, arts as their majors in 2018.	Page 58	Page 10

F	Sino-foreign jointly managed academic programs refer to education programs offered by joint ventures of the PRC and foreign institutions. There is a large number of Sino-foreign programs in the PRC across all levels of education, primarily in undergraduate and postgraduate education, as well as diploma and non-degree higher education, and a small amount of senior secondary education programs. The Sino-foreign joint educational institutions in China usually provide various kinds of programs, including languages, and liberal arts, business. There are mainly three modes of Sino-foreign jointly managed academic programs in higher education:	Page 58	Pages 12-13

Model of Sino-foreign jointly managed academic programs	Description
3+1 model	Students are required to spend their first three years of study in Sino-foreign jointly managed academic programs in the PRC, including language courses and major-related courses. After they finish the 3-year study period in the PRC and pass the English qualification test, students can be admitted to the foreign educational institution in the origin country that cooperated with the program.
2+2 model	Similar to 3+1 model, students in 2+2 models need to spend their first two years of study in a Sino-foreign jointly managed academic program in the PRC. After the 2-year study period, students who pass the language qualifications test can be admitted to the foreign educational institutions and continue their final 2-year study.
4+0 model	Unlike 3+1 and 2+2 models, students in 4+0 model have to finish their study within the PRC and will not study in the foreign schools. However, their syllabi and teaching materials are provided by foreign educational institutions.
Others model (2+1/2.5+1+1)	Like the 2+1 model, students have their two years in the PRC and one year in origin country; Students in 2.5+1+1 model have to complete their first two and a half years of language and major-related coursework within the PRC. After the 2.5-year study period, qualified students can be admitted to the foreign institution and study in the origin country of the foreign institution. Students completing their 1-year studies in the foreign country can receive bachelor’s degrees from the foreign institution and they can choose to continue their study for 1 more year to obtain a master’s degree in the foreign institution.

G	The stable growth of the PRC’s economy has driven the rise of incomes and helped to improve the education level of its people. People have higher requirements for educational credentials and are more willing to invest in high-quality education for the next generation. Therefore, Sino-foreign jointly managed programs are getting more popular in the PRC and have seen stable growth since 2014. According to the Frost & Sullivan Report, the revenue of Sino-foreign jointly managed academic programs in the PRC increased from USD2.0 billion in 2014 to USD2.7 billion in 2018, representing a CAGR of 7.7%. Along with this increasing demand for high-quality education in the PRC market, the market for Sino-foreign jointly managed academic programs is expected to be USD3.9 billion in 2023, at a CAGR of 7.5% from 2019 to 2023.	Page 59	Page 14

H	Demand for High-Quality Education - The educational institutions in the PRC have a problems with ensuring qualify, which is mainly attributable to urban and rural differences, as well as PRC government education policies. The schools in first tier cities, such as Beijing, Shanghai, Guangzhou and Shenzhen, usually have government support with more education funding and are able to provide higher quality education, such as higher quality teachers and teaching materials, than the schools in second and third tiers cities. For examples, higher education institutions designated in Project 985, Project 211, and Plan 111 that were announced by the PRC government have received more resources and support from the government. As household incomes are increasing in the PRC, PRC families are willing to pay more for better education for future generations, because they believe education can increase their children’s chances in a competitive society and help them build a better future. Sino-foreign joint programs are unlike normal domestic educational institutions in the PRC as they can provide teaching materials and study syllabi similar to those of foreign schools and are able to provide high level languages education in languages such as English, Italian, and Japanese. Students can experience high-quality foreign education in the PRC.	Pages 59 to 60	Page 15

Rapid Economic Development and Competitive Environment in the PRC- As the national economy in the PRC has witnessed rapid development, the competition between people is getting more intense. To increase personal competitiveness in the PRC, PRC students have to achieve higher educational levels and acquire qualified academic credentials. Sino-foreign joint programs provide high-quality programs with syllabi and teaching materials from foreign educational institutions which allow local students to receive foreign education within the PRC. Moreover, educational credentials are becoming more important in the job market, as employers highly value candidates with good academic levels and certifications from prestigious PRC and foreign universities. Therefore, Sino-foreign jointly managed academic programs have become more popular under this competitive environment as they are able to provide better educational services and have more opportunities for students to study abroad or pursue exchange programs.

Diversified Disciplines and Majors - Sino-foreign jointly managed academic programs provide a broader selection of disciplines and majors for students compared to domestic universities in the PRC. Students attending such programs are able to receive higher quality educational services and increase their competitiveness in the PRC education market. Domestic universities in the PRC may not have the resources to provide some of the majors or are unable to reach the same quality as foreign universities, such physiotherapy, marine engineering, heritage preservation, etc. Therefore, more domestic educational institutions in China tend to cooperate with foreign educational institutions to provide various disciplines and majors to fulfill the needs of different students. Moreover, Sino-foreign jointly managed academic programs usually provide languages training to students, especially IELTS (International English Language Testing System) and TOELF (Test of English as Foreign Language) training. Other than English, some of the programs also provide language training depending on the origin country of foreign cooperators, such as Italian, Spanish, French, and Japanese.

I	The State Council has launched the Regulations of the PRC on Sino-foreign Cooperative Education《中華人民共和國中外合作辦學條例》since 1 March, 2003, which was later amended and became effective on 18 July, 2013. The Ministry of Education enforced the Implementing Measures for the Regulation of the PRC on Sino-foreign Cooperative Education《中華人民共和國中外合作辦學條例實施辦法》in 2004. These laws aim to regulate the establishment and operation of educational establishments in the PRC by joint venture of foreign educational institutions and local Chinese educational institutions which primarily seek to enroll Chinese students. The Sino-foreign joint ventures that apply to run Sino-foreign jointly managed academic programs are required to follow these regulations and ensure the quality of education they provide. For example, these regulations require the foreign teachers and administrators employed by the Sino-foreign joint institutions to possess a bachelor’s degree or above, have related occupational certificates, and have at least two years of work experience in education and teaching. Additionally, Sino-foreign joint ventures are not allowed to conduct compulsory education or education of certain fields, such as military, police and political education. Moreover, all Sino-foreign joint educational institutions need to be approved by the relevant government authorities and obtain Sino-foreign cooperative education licenses (中外合作辦學許可證).	Page 60	Page 16

J	According to Ministry of Education of the PRC, as of June 2018, there were over 2,300 Sino-foreign joint institutions or programs in the PRC, of which nearly 1,100 of Sino-foreign joint institutions or programs were undergraduate level or above. The Sino-foreign Joint institutions and programs are distributed throughout the PRC geographically, expect certain remote areas, such as Tibet and Ningxia. The majority of Sino-foreign jointly managed academic programs are located in well-developed areas, especially in the coastal areas, first-tier cities and second-tier cities, such as Beijing, Shanghai, Jiangsu, Shandong, Zhejiang, and Guangdong, because these areas have better economic environments and higher incomes, as well as higher populations that have larger demand for Sino-foreign jointly managed academic programs.	Page 60	Page 16

K	Definition	Page 60	Page 18

L	According to the Frost & Sullivan Report, the continuing increase in disposable income per household provides income flexibility for parents to invest in higher quality education programs for their children. These households are primarily in tier 1 to 3 cities but lower tier cities are also experiencing a steady growth in their incomes as well. This growth in disposable income and wealth among cities will have a positive effect on expanding the number of students studying abroad and may increase the demand for overseas study abroad consulting services. The market size by revenue of the study abroad consulting and training services in the PRC increased from USD1.9 billion in 2013 to USD3.8 billion in 2018 and is expected to reach USD7.3 billion by 2023, at a CAGR of 13.5% from 2019.	Page 61	Page 19

M	Economic development leads to more destination choices- The cost of studying abroad has become increasingly more affordable as the booming economy has allowed more parents and students to meet the high costs associated with overseas study, giving more Chinese students the opportunity to study abroad. These households were mostly found in tier 1 to 3 cities but lower tier cities were found to be steadily increasing their income. English-speaking countries, like the United States, United Kingdoms, Australia and Canada remain the top destinations to study abroad. Although the majority of students still choose these countries, the number of students who choose to study in non-English speaking countries has increased in recent years, especially to countries such as France, Germany, Italy, Japan and South Korea. This is primarily due to the rise in lower-tier cities and the overall affordability of non-English speaking countries, where the cost of tuition, educational programs, and living expenses are much lower than English speaking countries. In addition, instead of traditional English-speaking countries, emerging study abroad educational markets, such as Spain and Italy, have become increasingly attractive for students to study abroad in. At the same time, specific advantages of non-English regions, such as the industrial advantages of Germany and Japan, and Italy’s luxury goods and art industry, have become key considerations for attracting Chinese students to study abroad. According to the Frost & Sullivan Report, there were more students from the PRC studying in France, Italy, the South Korea, Japan and Germany in 2018 than in 2014.	Page 62	Page 20

N	China’s Belt and Road Initiative- The Belt and Road Initiative is viewed as “the 21st-century Silk Road” connecting countries in Asia, Africa and Europe such as Malaysia, South Korea, Russia, etc. with the hopes of promoting the development of Asian, African and European countries along the route, regardless of economic, trade, politics, culture and so on. This has created broader horizons for students to experience and study in. Through studying in countries along the Belt and Road, students can accumulate valuable cultural knowledge, as well as experience the culture and political business environments of these countries, which is conducive to students’ future career development. With the Belt and Road countries becoming new growth points, according to the Ministry of Education of the PRC, in 2017, the number of students studying in the countries along the “Belt and Road” was 66,100, an increase of 15.7% over the previous year. The Belt and Road Initiative brings more choices to Chinese students and indirectly promotes the demand for study abroad consulting and training services market.	Page 62	Page 21

O	Change in student preferences- According to the Frost and Sullivan Report, there are also trends evident in the change of degree preferences by Chinese students. Engineering, business and economics have been the most popular degrees pursued by PRC students. However, more recently there is a rising trend in students choosing to follow their own academic preferences over parental preferences and what is traditionally expected of them. According to the Frost & Sullivan Report, the percentage of students from the PRC majoring in art, literature, languages and education have increased in 2018.	Page 63	Page 22

P	A smart campus is a school campus that uses innovated technologies, information and communications technology (ICT) tools, Internet of Things (IoT) and digitalized equipment to increase the efficiency and productivity of schools.	Page 63	Page 24

The building of a smart campus consists of setting up both software and hardware. The service provider supplies customizable software as a service (SaaS) according to the school’s requirements, such as online e-learning systems, registrar administration systems, office automation systems, teaching resources systems, and human resources. The users of these systems include students, teachers and school management teams. The big data collected from the smart campus systems can provide analytics for schools to improve the efficiency.

Other than software, hardware is also a crucial part of a smart campus. The providers need to ensure the campus will have enough wireless access points (AP) and full Internet coverage to allow teachers and students access to the Internet at any time. Moreover, the building of smart classrooms is a key point of smart campus. Smart classrooms in smart campuses should have a multimedia system consisting of essential multi-media devices, such as computers and projectors. Additionally, recording systems, IoT systems, classroom cloud desktop and wireless network coverage are essential for a smart classroom. Other than classrooms, smart campus solutions can also be use in car parks, dormitories, canteens and different parts of a campus as the providers can provide different services according to the locations and users.

Q	According to the Frost & Sullivan Report, the rapid technology development combined with support from the government, such as the Ten Years Development Plan of Education Informatization (2011-2020) and the Main Working Points of Education Informatization in 2016, the smart campus solutions market has seen growth from 2014 to 2018. The market of smart campus solutions increased from USD4.4 billion to USD6.8 billion in 2018, representing a CAGR of 11.2%. With continued development and upgrade of the education industry in the PRC, more schools are expected to use smart campus solutions. According to the Frost and Sullivan Report, the smart campus solutions coverage in the PRC has increased from approximately 34% in 2016 to approximately 50% in 2018. Demand is expected to boost the market for smart campus solutions and will reach USD10.2 billion by 2023, at a CAGR of 8.5% from 2019 to 2023.	Page 64	Page 25

R

Supports from the PRC government- The PRC government has implemented policies to support the development of the education industry in the PRC, including the promotion of smart campus and education informatization. For example, the Ten Years Development Plan of Education Informatization (2011-2020) 《教育信息化十年發展規劃(2011-2020)》 released in 2012 by the Ministry of Education aimed to build up green, safe and civilized smart campuses by increasing internet coverage on campuses, safety information platforms, set up and usage of smart classrooms, and data management centers for teaching and research. The Ministry of Education announced The Main Working Points of Education Informatization 《教育信息化工作要點》 in 2016 targeted to achieve 95% internet coverage for primary school and middle schools in the country. With this support from the government and rapid technology development, the market of smart campus solutions is expected to have strong growth.

		Page 64	Page 26

Increasing internet coverage and technology development- Under the stable growing trend of national economy and technology development in the PRC, the Internet coverage has been increased and more people can now have access to the Internet. According to the National Bureau of Statistics of China, there were about 772 million people with access to the Internet in the PRC in 2017. The Internet has rapidly become a part of people’s daily lives. According to the Frost & Sullivan Report, there will be over 1 billion people with access to the internet in the PRC by 2023. As a result, demand for smart campuses is expected to increase in the future.

S

Ability to provide one-stop smart campus solutions- Smart campus is becoming popular in different level of schools and more schools are willing to invest in smart campus solutions. The ability to provide one-stop smart campus solutions is an important point when clients are choosing their providers. As most of the clients may not have comprehensive and professional knowledge about the software and hardware in smart campuses, the services providers with the ability to provide one-stop solutions, such as the set-up of smart classrooms, designing mobile apps and online platforms and set up of internet access points tend to have more competitive advantages. Moreover, due to the maturation of technology and expansion of the market, more companies are expected to participate in the smart campus solutions market. In order to compete with other participants, the ability to provide one-stop smart campus solutions and pricing strategy are critical to increasing competitiveness in the market.

		Page 64	Page 27

Research and development of smart campus systems- The building of a smart campus requires various systems, such as different managing systems, human resources systems, multi-media systems, recording systems in smart classrooms and others online platforms for students and teachers. The development of these systems requires professional talents and investment in research and development. Smart campus solutions providers need to keep up with technology trends and develop suitable software for their systems. Moreover, the providers need to update the systems on a regular base to satisfy the need from customers and provide excellent user experiences.

T

School-enterprise cooperation is a popular theme among educational institutions including vocational schools and universities who are designing curriculum and courses for students based on the demand of enterprises, which is expected to boost the development of vocational education and university education and help enterprises to find competent employees. Enterprises are encouraged to participate in the operation and curriculum design of vocational schools and universities in the form of sole proprietorships or joint ventures, and grant more internship and/or full-time vacancies to students from these schools.

		Page 65	Pages 29-30

Major modes of school-enterprise cooperation in the PRC consist of education reform on classroom content and curriculum, teacher training, construction of practice facilities, job readiness training, innovation and entrepreneurship fund, and education reform on innovation and entrepreneurship.

U	Major participants in the job readiness training market in the PRC include educational institutions, consulting service providers and enterprises. According to the Frost & Sullivan Report, from 2014 to 2018, total market size for job readiness training in the PRC rose from $5.5 billion in 2014 to $8.6 billion in 2018, representing a CAGR of approximately 11.5%. Stimulated by the issuance of Several Opinions of the General Office of the State Council of the PRC on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) and continuous support from Ministry of Education and National Development and Reform Commission of the PRC, overall market size of job readiness training is expected to grow at a CAGR of approximately 12.6% from $9.7 billion in 2019 to $15.5 billion by the end of 2023.	Page 66	Page 32

V

Stimulus government policies – The development of school-enterprise cooperation and job readiness training in the PRC is largely driven by government policies and regulations. For example, in 2014 and 2015, the State Council of the PRC stated that vocational schools and universities should enhance their integration with enterprises in order to train qualified workers and improve the education system. Further, in 2017, the announcement of Several Opinions of the General Office of the State Council on Deepening Integration of Industries into Education (《国务院办公厅关于深化产教融合的若干意见》) has set the strategic development plan to encourage the cooperation between vocational schools and universities, and enterprises, with the aim to match higher education with the real demands of enterprises.

		Page 66	Page 33

Rising demand for practical talent – Supported by the restructuring of various industries and the booming labor market in the PRC, the demand for technical and practical talents has been continuously increasing over the past five years. In order to satisfy higher requirements on talents, the development and implementation practical programs and job readiness trainings are needed to better cultivate practical talent, which is expected to boost the growth of job readiness training market in the PRC.

Fierce competition in job market – As the number of graduates rises, graduates in the PRC face slowing employment demand and fierce competition. Enterprises are looking for more experienced and practical talent who are better equipped to work at specific positions. Further, enhancing employability of their graduates being one of their major missions, it is crucial for educational institutions to cooperate with enterprises to attract funding, improve educational resources, enhance faculty development, and design better curriculum for students. This will contribute to the expansion of school-enterprise cooperation and job readiness training market.

W

Stable cooperation with enterprises – The establishment and maintenance of long-term business relationships with enterprises is essential for market participants to ensure the continuous and stable operation of the programs.

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Availability of qualified faculty – It is crucial for market participants to recruit and organize a team of qualified teaching staff, as qualified teachers are considered as the most important educational resource and will have a direct effect on the quality of the programs.

Sufficient student enrollment – Vocational schools and universities are the major sources of students enrolled in school-enterprise initiatives and job readiness training programs. It is important for market participants to maintain a stable relationship with educational institutions and have enough students to participate in their programs.

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